UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

      July 5, 2006

Mr. Rahim Rayani
President & Chief Executive Officer
Gulf Coast Oil & Gas, Inc.
5847 San Felipe, Suite 1700
Houston, TX 77057


      Re:	Gulf Coast Oil & Gas, Inc.
		Amendment to Registration Statement on Form SB-2
      Filed June 9, 2006
		File No. 333-133104

		Form 10-KSB/A-1 for the fiscal year ended December 31,
2005
		Filed June 9, 2006
		File No. 0-32747

Dear Mr. Rayani:

      We have reviewed your response letter dated June 6, 2006, and your amended filings, and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







Form SB-2/A1 Filed June 9, 2006

Three Months Ended March 31, 2006 Compared to Three Months Ended
March
31, 2005, page 22

General and Administrative Expenses, page 22

1. It appears that the reference to the period you discuss should reflect the quarter ended March 31, 2006, rather than the year ended.

Accumulated Deficit, page 22

2. Your accumulated deficit amount disclosed of $6,253,845, including accumulated other comprehensive deficit, does not mathematically agree to the corresponding total accumulated deficit amount reported in your interim balance sheet.

Consolidated Financial Statements, page F-1

3. We note that you did not indicate "unaudited" on your interim financial statements included in your filings, where applicable. Additionally, please indicate on each page of notes to your interim consolidated financial statements that these are also unaudited, if true. Similar labeling should be reflected in your Form 10-QSB, filed on June 5, 2006.

Form 10-KSB/A1 Filed June 9, 2006

Market for Common Equity and Related Stockholder Matters, page 4

4. We note your disclosure under this heading continues to indicate that your common stock trading symbol is "GCOG," although you state in response to prior comment 4 that your trading symbol is "GCOG.OB." Please correct all references to your trading symbol in all of your filings.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 5

Net Loss to Common Shareholders, page 6

5. We note that, in response to prior comment 13, you revised your amount of net loss disclosed for the year ended December 31, 2004 to agree with the loss of $5,781,342 reported in your statement of operations on page F-3. However, it appears that you may need to further revise the corresponding 2004 loss per share disclosed, to similarly correspond to the $0.18 loss per share reported in your statement of operations on page F-3.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

6. We note that your auditor`s report does not extend audit coverage to the period from August 4, 2003 (inception) through December 31, 2005. However, the corresponding information is not labeled as unaudited. If your inception-to-date financial information is not audited, you will need to obtain an audit of this period or label it as unaudited.
Statement of Stockholders` Equity, page F-4

7. We note that you did not comply with prior comment 17, in which we asked that you disclose the circumstances necessitating the adjustment labeled "correction of beginning outstanding shares" on page F-4, and the reason you found it unnecessary to correct shares reported in the earlier period shown. It is customary for error corrections to be made by way of restating the actual numbers that are in error, with disclosure in the notes. We reissue prior comment 17.

Statement of Cash Flows, page F-5

8. We note that you have presented an additional column of your fourth quarter 2005 activity on this statement. However, it does not appear that you have included any corresponding quarterly information in your other primary financial statements, or the related notes. Further, your accountant`s report does not appear to extend their audit coverage to this particular period of activity and you have not labeled it as unaudited.

Note 1 - Summary of Significant Accounting Policies, page F-6

History, page F-6

9. We note that in response to prior comment 17, you now disclose the amount of debt settled through the issuance of 696,360 common shares on April 15, 2005, and the party to whom the debt was owed; although you removed disclosure explaining that the debt was written off in 2004. There are several aspects of our prior comment that you did not address. We would like to understand your prior disclosure. Tell us the entries you recorded to reflect the write off of such debt in 2004, and its corresponding settlement in 2005. Additionally, provide us with your calculations of loss per share, for 2004 and 2005, assuming restatement was effected, in support of your conclusion that there would be no effect on reported loss per share for each year.



Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Donald Delaney at (202) 551-3863 or Karl
Hiller,
Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters.
Please contact Carmen Moncada-Terry at (202) 551-3687 or, in her absence, the undersigned, at (202) 551-3685 with any questions.


      					Sincerely,



      					Tangela Richter
      Branch Chief


cc: 	T. Richter
      C. Moncada-Terry

      VIA FACSIMILE

      Thomas P. Gallagher
      Gallagher, Briody & Butler
      (609) 452-0090


Mr. Rahim Rayani
Gulf Coast Oil & Gas, Inc.
July 5, 2006
Page 2